SPROTT ANNOUNCES THIRD QUARTER 2023 RESULTS
TORONTO, ON - November 1, 2023 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the three and nine months ended September 30, 2023.
Management commentary
"Despite another challenging period for investors in all asset categories, Sprott continues to deliver positive net sales and asset growth, finishing September with $25.4 billion in Assets Under Management ("AUM"), said Whitney George, Chief Executive Officer of Sprott. "Our expansion into energy transition investments is paying off, driven largely by the success of our uranium strategies. Since entering this area in mid-2021, our uranium strategies have grown to $6.3 billion in AUM and energy transition investments now make up approximately 25% of our consolidated AUM. During the third quarter, the Sprott Physical Uranium Trust grew by $1.1 billion, due mostly to market value appreciation. In addition, our uranium miners ETFs, the Sprott Uranium Miners ETF and Sprott Uranium Miners UCITS ETF (URNM) and the Sprott Junior Uranium Miners ETF (URNJ) were among the best-performing ETFs in any asset category in the third quarter, rising by approximately 41% and 39%, respectively, while attracting $199 million in total new AUM.”
"We are confident in our positioning and believe our core investment themes of precious metals and energy transition investments will play out profitably for our clients and shareholders in the quarters and years ahead," added Mr. George.
Key AUM highlights1
•AUM was $25.4 billion as at September 30, 2023, up $0.3 billion (1%) from June 30, 2023 and up $2 billion (8%) from December 31, 2022. On a three and nine months ended basis, we benefited from strong uranium prices and inflows to our exchange listed products which more than offset the exit of Korea. We also benefited from capital raises in our private strategies funds.
Key revenue highlights
•Management fees were $33.1 million in the quarter, up $4 million (14%) from the quarter ended September 30, 2022 and $97.8 million on a year-to-date basis, up $10.8 million (12%) from the nine months ended September 30, 2022. Carried interest and performance fees were nil in the quarter and $0.4 million on a year-to-date basis, down $1.7 million (81%) from the nine months ended September 30, 2022. Net fees were $30.1 million in the quarter, up $3.3 million (12%) from the quarter ended September 30, 2022 and $89.2 million on a year-to-date basis, up $8.9 million (11%) from the nine months ended September 30, 2022. Our revenue performance was due to higher average AUM in our exchange listed products and private strategies segments. On a year-to-date basis, these increases were partially offset by lower average AUM in our managed equities segment and lower carried interest crystallization in our private strategies segment.
•Commission revenues were $0.5 million in the quarter, down $5.6 million (91%) from the quarter ended September 30, 2022 and $7 million on a year-to-date basis, down $18.7 million (73%) from the nine months ended September 30, 2022. Net commissions were $0.4 million in the quarter, down $2.9 million (89%) from the quarter ended September 30, 2022 and $3.9 million on a year-to-date basis, down $9.4 million (71%) from the nine months ended September 30, 2022. Lower commissions were due to lower ATM activity in our physical uranium trust and the sale of our former Canadian broker-dealer.
•Finance income was $1.2 million in the quarter, up $0.2 million (27%) from the quarter ended September 30, 2022 and $3.6 million on a year-to-date basis, up $0.1 million (2%) from the nine months ended September 30, 2022. Our results were primarily driven by higher income generation in co-investment positions we hold in LPs managed in our private strategies segment.
Key expense highlights
•Net compensation expense was $15.1 million in the quarter, up $1.1 million (8%) from the quarter ended September 30, 2022 and $45.5 million on a year-to-date basis, up $1.8 million (4%) from the nine months ended September 30, 2022. The increase in the quarter and on a year-to-date basis was primarily due to new hires and increased AIP accruals on higher net fee generation.
•SG&A was $4 million in the quarter, down $0.2 million (6%) from the quarter ended September 30, 2022 and $13.3 million on a year-to-date basis, up $1.4 million (11%) from the nine months ended September 30, 2022. The decrease in the quarter was due to lower professional services fees and the increase on a year-to-date basis was due to higher marketing and technology costs.
Earnings summary
•Net income was $6.8 million ($0.27 per share) in the quarter, up $3.7 million ($0.15 per share) from the quarter ended September 30, 2022 and $32.1 million on a year-to-date basis ($1.27 per share), up $21.8 million ($0.86 per share) from the nine months ended September 30, 2022. Net income in the quarter benefited from higher net fees on improved average AUM in our exchange listed products and private strategies segments. On a year-to-date basis we benefited from the realization of an unrecorded contingent asset relating to a prior period acquisition, as well as higher net fees.
•Adjusted base EBITDA was $17.9 million ($0.71 per share) in the quarter, up $1 million, or 6% ($0.04 per share) from the quarter ended September 30, 2022 and was $53.1 million ($2.10 per share) on a year-to-date basis, up $0.2 million ($0.01 per share) from the nine months ended September 30, 2022. The increase in the quarter and on a year-to-date basis was due to higher average AUM in our exchange listed products and private strategies segments more than offsetting lower commission income due to the sale of our former Canadian broker-dealer.
Subsequent events
•On October 31, 2023, the Sprott Board of Directors announced a quarterly dividend of $0.25 per share.
1 See “non-IFRS financial measures” section in this press release and schedule 2 and 3 of "Supplemental financial information"

Supplemental financial information
Please refer to the September 30, 2023 interim financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the Company's financial position as at September 30, 2023 and the company's financial performance for the three and nine months ended September 30, 2023.
Schedule 1 - AUM continuity

3 months results

(In millions $)	AUM Jun. 30, 2023	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Sep. 30, 2023	Blended net management fee rate (2)

Exchange listed products
- Physical trusts
- Physical Gold Trust	6,124	(28)	(230)	—	5,866	0.35%
- Physical Uranium Trust	3,473	73	1,065	—	4,611	0.30%
- Physical Gold and Silver Trust	4,056	—	(140)	—	3,916	0.40%
- Physical Silver Trust	3,986	(49)	(111)	—	3,826	0.45%
- Physical Platinum & Palladium Trust	110	3	1	—	114	0.50%
- Exchange Traded Funds
- Energy Transition Material ETFs	1,035	207	438	—	1,680	0.60%
- Precious Metals ETFs	355	(4)	(35)	—	316	0.27%
	19,139	202	988	—	20,329	0.39%

Managed equities
- Precious metals strategies	1,633	(33)	(168)	—	1,432	0.91%
- Other (3)	1,089	—	(66)	—	1,023	1.10%
	2,722	(33)	(234)	—	2,455	0.99%

Private strategies	2,577	(29)	52	14	2,614	0.90%

Core AUM	24,438	140	806	14	25,398	0.50%

Non-core AUM	704	—	(2)	(702) (4)	—	n/a

Total AUM (5)	25,142	140	804	(688)	25,398	0.50%

9 months results

(In millions $)	AUM Dec. 31, 2022	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Sep. 30, 2023	Blended net management fee rate (2)

Exchange listed products
- Physical trusts
- Physical Gold Trust	5,746	71	49	—	5,866	0.35%
- Physical Uranium Trust	2,876	214	1,521	—	4,611	0.30%
- Physical Gold and Silver Trust	3,998	—	(82)	—	3,916	0.40%
- Physical Silver Trust	4,091	63	(328)	—	3,826	0.45%
- Physical Platinum & Palladium Trust	138	9	(33)	—	114	0.50%
- Exchange Traded Funds
- Energy Transition Material ETFs	857	326	487	10	1,680	0.60%
- Precious Metals ETFs	349	(6)	(27)	—	316	0.27%
	18,055	677	1,587	10	20,329	0.39%

Managed equities
- Precious metals strategies	1,721	(94)	(195)	—	1,432	0.91%
- Other (3)	1,032	(5)	(4)	—	1,023	1.10%
	2,753	(99)	(199)	—	2,455	0.99%

Private strategies	1,880	45	1	688	2,614	0.90%

Core AUM	22,688	623	1,389	698	25,398	0.50%

Non-core AUM	745	(26)	(17)	(702) (4)	—	n/a

Total AUM (5)	23,433	597	1,372	(4)	25,398	0.50%
(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of the MD&A. Year-to-date figures were reclassified to conform with current presentation

(2) Management fee rate represents the weighted average fees for all funds in the category, net of trailer, sub-advisor and fund expenses
(3) Includes institutional managed accounts and high net worth discretionary managed accounts in the U.S.
(4) We exited our non-core asset management business domiciled in Korea. Historically, Korea was immaterial to our overall operations as it accounted for less than 1% of consolidated net income and adjusted base EBITDA.

(5) No performance fees are earned on exchange listed products. Performance fees are earned on certain precious metals strategies and are based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Private strategies LPs earn carried interest calculated as a predetermined net profit over a preferred return.

Schedule 2 - Summary financial information

(In thousands $)	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Summary income statement
Management fees	33,116	33,222	31,434	28,405	29,158	30,620	27,172	27,783
Trailer, sub-advisor and fund expenses	(1,557)	(1,635)	(1,554)	(1,204)	(1,278)	(1,258)	(853)	(872)
Direct payouts	(1,472)	(1,342)	(1,187)	(1,114)	(1,121)	(1,272)	(1,384)	(1,367)
Carried interest and performance fees	—	388	—	1,219	—	—	2,046	4,298
Carried interest and performance fee payouts - internal	—	(236)	—	(567)	—	—	(1,029)	(2,516)
Carried interest and performance fee payouts - external (1)	—	—	—	(121)	—	—	(476)	(790)
Net fees	30,087	30,397	28,693	26,618	26,759	28,090	25,476	26,536

Commissions	539	1,647	4,784	5,027	6,101	6,458	13,077	14,153
Commission expense - internal	(88)	(494)	(1,727)	(1,579)	(2,385)	(2,034)	(3,134)	(4,128)
Commission expense - external (1)	(92)	(27)	(642)	(585)	(476)	(978)	(3,310)	(3,016)
Net commissions	359	1,126	2,415	2,863	3,240	3,446	6,633	7,009

Finance income	1,181	1,277	1,180	1,439	933	1,186	1,433	788
Gain (loss) on investments	(1,441)	(1,950)	1,958	(930)	45	(7,884)	(1,473)	(43)
Other income (2)	(73)	19,763	1,250	999	(227)	170	208	313
Total net revenues	30,113	50,613	35,496	30,989	30,750	25,008	32,277	34,603

Compensation	16,825	21,610	19,103	17,030	18,934	19,364	21,789	20,632
Direct payouts	(1,472)	(1,342)	(1,187)	(1,114)	(1,121)	(1,272)	(1,384)	(1,367)
Carried interest and performance fee payouts - internal	—	(236)	—	(567)	—	—	(1,029)	(2,516)
Commission expense - internal	(88)	(494)	(1,727)	(1,579)	(2,385)	(2,034)	(3,134)	(4,128)
Severance, new hire accruals and other	(122)	(4,067)	(1,257)	(1,240)	(1,349)	(2,113)	(514)	(187)
Net compensation	15,143	15,471	14,932	12,530	14,079	13,945	15,728	12,434

Severance, new hire accruals and other (3)	122	4,067	1,257	1,240	1,349	2,113	514	187
Selling, general and administrative	4,000	4,988	4,267	4,080	4,239	4,221	3,438	4,172
Interest expense	882	1,087	1,247	1,076	884	483	480	239
Depreciation and amortization	731	748	706	710	710	959	976	1,136
Other expenses	3,811	471	2,824	1,650	5,697	868	1,976	2,910
Total expenses	24,689	26,832	25,233	21,286	26,958	22,589	23,112	21,078

Net income	6,773	17,724	7,638	7,331	3,071	757	6,473	10,171
Net income per share	0.27	0.70	0.30	0.29	0.12	0.03	0.26	0.41
Adjusted base EBITDA	17,854	17,953	17,321	18,083	16,837	17,909	18,173	17,705
Adjusted base EBITDA per share	0.71	0.71	0.68	0.72	0.67	0.71	0.73	0.71
Operating margin	56%	57%	57%	59%	55%	55%	57%	55%

Summary balance sheet
Total assets	375,948	381,519	386,765	383,748	375,386	376,128	380,843	365,873
Total liabilities	79,705	83,711	108,106	106,477	103,972	89,264	83,584	74,654

Total AUM	25,398,159	25,141,561	25,377,189	23,432,661	21,044,252	21,944,675	23,679,354	20,443,088
Average AUM	25,518,250	25,679,214	23,892,335	22,323,075	21,420,015	23,388,568	21,646,082	20,229,119
(1) These amounts are included in the "Trailer, sub-advisor and fund expenses" line on the consolidated statements of operations.
(2) The majority of the amount in Q2, 2023 relates to the receipt of shares on the realization of a previously unrecorded contingent asset from a historical acquisition.
(3) The majority of the Q2, 2023 amount is accelerated compensation and other transition payments to the former CEO on the successful completion of the sale of Sprott Capital Partners ("SCP") during the second quarter.

Schedule 3 - EBITDA reconciliation

	3 months ended		9 months ended

(in thousands $)	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022
Net income for the period	6,773	3,071	32,135	10,301
Adjustments:
Interest expense	882	884	3,216	1,847
Provision for income taxes	(1,349)	721	7,333	5,075
Depreciation and amortization	731	710	2,185	2,645
EBITDA	7,037	5,386	44,869	19,868
Other adjustments:
(Gain) loss on investments (1)	1,441	(45)	1,433	9,312
Amortization of stock based compensation	4,294	3,633	12,022	10,911
Other (income) and expenses (2)	5,082	7,863	(5,044)	13,369
Adjusted EBITDA	17,854	16,837	53,280	53,460

Other adjustments:
Carried interest and performance fees	—	—	(388)	(2,046)
Carried interest and performance fee payouts - internal	—	—	236	1,029
Carried interest and performance fee payouts - external	—	—	—	476
Adjusted base EBITDA	17,854	16,837	53,128	52,919
Operating margin (3)	56%	55%	57%	55%
(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.
(2) In addition to the items outlined in Note 5 of the interim financial statements, this reconciliation line also includes $0.1 million severance, new hire accruals and other for the three months ended September 30, 2023 (three months ended September 30, 2022 - $1.3 million) and $5.4 million for the nine months ended September 30, 2023 (nine months ended September 30, 2022 - $4 million). This reconciliation line excludes income (loss) attributable to non-controlling interest of ($1.1) million for the three months ended September 30, 2023 (three months ended September 30, 2022 - (($0.8) million) and ($1) million for the nine months ended September 30, 2023 (nine months ended September 30, 2022 - (($0.9) million).
(3) Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

Conference Call and Webcast

A webcast will be held today, November 1, 2023 at 10:00 am ET to discuss the Company's financial results. To listen to the webcast, please register at
https://edge.media-server.com/mmc/p/tcbp5zf3

Please note, analysts who cover the Company should register at: https://register.vevent.com/register/BId75d8bbee1c841edb6d80c073f330149

Non-IFRS Financial Measures

This press release includes financial terms (including AUM, net revenues, net commissions, net fees, expenses, adjusted base EBITDA, operating margins and net compensation) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see schedule 2 and schedule 3 of the "Supplemental financial information" section of this press release.
Net fees
Management fees, net of trailer, sub-advisor, fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.

Net commissions
Commissions, net of commission expenses (internal and external), arise primarily from purchases and sales of uranium in our exchange listed products segment and transaction-based service offerings by our broker dealers.
Net compensation
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in the MD&A, and severance, new hire accruals and other which are non-recurring.
EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margins
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Operating margins are a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.

Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) our confidence that our positioning and belief in our core investment themes of precious metals and energy transition investments will play out profitably for our clients and shareholders in the quarters and years ahead; and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of COVID-19; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies" in the Company’s MD&A for the period ended September 30, 2023. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 23, 2023; and (xxviii) those risks described under the headings "Managing Financial Risks" and "Managing Non-Financial Risks" in the Company’s MD&A for the period ended September 30, 2023. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global leader in precious metal and energy transition investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York and Connecticut and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:
Glen Williams
Managing Partner
Investor and Institutional Client Relations;
Head of Corporate Communications
(416) 943-4394
gwilliams@sprott.com